FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 28 April, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing 2021 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2021 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 28, 2021. - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2021 in comparison with its results for the quarter ended March 31, 2020.

Summary of 2021 First Quarter Results

(Comparison with fourth and first quarter of 2020)

	1Q 2021	4Q 2020		1Q 2020
Net sales ($ million)	1,182	1,131	5%	1,762	(33%)
Operating income (loss) ($ million)	52	7	598%	(510)
Net income (loss) ($ million)	101	110	(8%)	(666)
Shareholders’ net income (loss) ($ million)	106	107	(0%)	(660)
Earnings (losses) per ADS ($)	0.18	0.18	0%	(1.12)
Earnings (losses) per share ($)	0.09	0.09	0%	(0.56)
EBITDA* ($ million)	196	192	2%	280	(30%)
EBITDA margin (% of net sales)	16.6%	17.0%		15.9%

*EBITDA is defined as operating income (loss) plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $5 million in 1Q 2021, 37 million in 4Q 2020 and $23 million in 1Q 2020. If these charges were not included EBITDA would have been $201 million (17.0%) in 1Q 2021, $229 million (20.3%) in 4Q 2020 and $303 million (17.2%) in 1Q 2020.

Our sales in the first quarter increased 5% sequentially as a recovery in sales in North America was tempered by lower sales in the Eastern Hemisphere. EBITDA, which included $23 million of additional costs associated to the Winter Storm Uri, increased 2% sequentially reflecting continued improvements in our industrial performance. Net income benefited from a strong contribution from our investment in Ternium.

1

During the quarter, working capital increased by $83 million, mainly due to higher inventories which reflect the increased levels of activity. With operating cash flow of $70 million and capital expenditures of $45 million, our free cash flow amounted to $25 million (2% of revenues). Our positive financial position remained flat during the quarter and amounted to $1,084 million at March 31, 2021.

Market Background and Outlook

Although the COVID-19 pandemic is still deeply affecting many countries in the world, particularly in Latin America where we have a significant proportion of our operations, the global economic outlook is improving as vaccination programs progress and fiscal stimulus programs are implemented. Oil prices are stabilizing around $60/bbl and inventories are returning to more normal levels as global consumption is increasing along with industrial production and mobility, while OPEC+ countries continue to contain production levels.

Drilling activity in the U.S. has risen over the past months, and may continue to rise further through the year, while, in Canada, where it is subject to seasonal fluctuations, it is currently higher than in the corresponding month of last year. In Latin America, drilling activity has risen so far this year and the recovery should consolidate. In the Eastern Hemisphere, drilling activity has bottomed out and should increase later this year.

We anticipate a further recovery in sales and EBITDA, led by North America but also including other regions, over the following quarters. EBITDA margins should reach around 20% by the third quarter, as price increases compensate for higher raw material costs.

Our North American industrial facilities are preparing to meet higher demand. We expect to hire one thousand additional employees in the U.S. during the year as we ramp up our facilities in Bay City and McCarty (TX) to full production and open our facilities in Conroe (TX), Koppel (PA), Ambridge (PA) and Baytown (TX). Meanwhile, we are advancing with our investments to consolidate our Canadian industrial operations in Sault Ste Marie (ON) and to expand the size range of steel bars at Koppel to supply our Bay City mill.

2

Analysis of 2021 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2021	4Q 2020		1Q 2020
Seamless	496	423	17%	665	(25%)
Welded	71	103	(31%)	170	(58%)
Total	568	526	8%	835	(32%)

Tubes	1Q 2021	4Q 2020		1Q 2020
(Net sales - $ million)
North America	514	391	31%	878	(41%)
South America	166	160	4%	224	(26%)
Europe	143	137	5%	134	7%
Middle East & Africa	196	294	(33%)	331	(41%)
Asia Pacific	60	68	(12%)	90	(33%)
Total net sales ($ million)	1,080	1,050	3%	1,657	(35%)
Operating income (loss) ($ million)	38	3	1,177%	(478)
Operating margin (% of sales)	3.5%	0.3%		(28.8%)

Net sales of tubular products and services increased 3% sequentially but declined 35% year on year. Sequentially an 8% increase in volumes was partially offset by a 5% decrease in average selling prices. In North America sales increased 31% sequentially, reflecting higher sales across the region but particularly strong in the United States as activity ramps up. In South America sales increased 4% sequentially, reflecting higher sales in Argentina. In Europe sales increased 5% reflecting higher sales of mechanical products to the industrial sector. In the Middle East and Africa sales decreased 33% sequentially, reflecting lower sales of high-end OCTG in Qatar and Iraq, lower sales of line pipe in Saudi Arabia due to ongoing destocking and a reduction in coating services in West Africa. In Asia Pacific sales decreased 12% due to lower sales of high alloy products in China.

Operating result from tubular products and services amounted to a gain of $38 million in the first quarter of 2021, compared to a gain of $3 million in the previous quarter and a loss of $478 million in the first quarter of 2020, when we recorded an impairment of $582 million. During the quarter operating results for the Tubes segment include $23 million higher costs associated to the Winter Storm Uri and $5 million of leaving indemnities. Our operating income and margin during the quarter continued to improve reflecting a better industrial performance.

Others	1Q 2021	4Q 2020		1Q 2020
Net sales ($ million)	102	81	26%	105	(2%)
Operating income (loss) ($ million)	13	4	229%	(32)
Operating margin (% of sales)	13.0%	5.0%		(30.2%)

Net sales of other products and services increased 26% sequentially and decreased 2% year on year. The sequential increase in sales is mainly related to higher sales of excess raw materials and sucker rods.

Selling, general and administrative expenses, or SG&A, amounted to $255 million, or 21.6% of net sales, in the first quarter of 2021, compared to $242 million, 21.4% in the previous quarter and $357 million, 20.3% in the first quarter of 2020. SG&A expenses during the quarter included $3 million of leaving indemnities compared to $16 million in the previous quarter. Sequentially, our SG&A expenses increased mainly due to higher selling expenses associated with higher sales and because the previous quarter benefited from a $9 million gain from a provision reversal.

3

Other operating results amounted to a gain of $8 million in the first quarter of 2021, compared to $14 million in the previous quarter and $1 million in the first quarter of 2020. The gain of the quarter is mainly related to recoveries of duties in the U.S. and a recovery of fiscal credits in Brazil while in the previous quarter the gain was mainly related to a recovery of fiscal credits in Brazil.

Financial results amounted to a gain of $12 million in the first quarter of 2021, compared to a loss of $14 million in the previous quarter and a loss of $22 million in the first quarter of 2020. The gain of the quarter is mainly due to a 5% Euro depreciation on Euro denominated intercompany liabilities at subsidiaries whose functional currency is the U.S. dollar, a results which is to a large extent offset in equity.

Equity in earnings of non-consolidated companies generated a gain of $79 million in the first quarter of 2021, compared to a gain of $81 million in the previous quarter and a gain of $2 million in the first quarter of 2020. These results are mainly derived from our participation in Ternium (NYSE:TX) and reflect the good dynamics at the flat steel sector derived from record high steel prices.

Income tax charge amounted to $42 million in the first quarter of 2021, compared to a credit of $35 million in the previous quarter and a charge of $136 million in the first quarter of 2020. Taxes increased during the quarter due to the better results at several subsidiaries following the improvement in activity, and the effect on deferred taxes of the devaluation of the Mexican Peso and the Japanese Yen, on the tax base used to calculate deferred taxes at our subsidiaries in those countries, which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2021 was $70 million, compared with $139 million in the previous quarter and $516 million in the first quarter of 2020. Working capital increased by $83 million, reflecting higher inventories, partially offset by an increase in trade payables and a decrease in receivables.

Capital expenditures amounted to $45 million for the first quarter of 2021, compared to $38 million in the previous quarter and $68 million in the first quarter of 2020.

Free cash flow of the quarter amounted to $25 million (2% of revenues), compared to $101 million in the previous quarter and $448 million in the first quarter of 2020.

Our financial position remained flat during the quarter and amounted to $1,084 million at March 31, 2021.

4

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 29, 2021, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “7043339”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at http://ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/events-and-presentations or by phone from 1.00 pm ET on April 29, through 1.00 pm on May 7, 2021. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “7043339” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

5

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
Continuing operations	Unaudited
Net sales	1,181,789	1,762,311
Cost of sales	(882,999)	(1,293,665)
Gross profit	298,790	468,646
Selling, general and administrative expenses	(255,026)	(357,045)
Impairment charge	-	(622,402)
Other operating income (expense), net	7,827	1,256
Operating income (loss)	51,591	(509,545)
Finance Income	5,698	1,877
Finance Cost	(4,675)	(8,442)
Other financial results	10,754	(15,742)
Income (loss) before equity in earnings of non-consolidated companies and income tax	63,368	(531,852)
Equity in earnings of non-consolidated companies	79,141	1,889
Income (loss) before income tax	142,509	(529,963)
Income tax	(41,744)	(135,769)
Income (loss) for the period	100,765	(665,732)

Attributable to:
Owners of the parent	106,346	(660,068)
Non-controlling interests	(5,581)	(5,664)
	100,765	(665,732)

6

 Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2021		At December 31, 2020
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,081,084		6,193,181
Intangible assets, net	1,411,761		1,429,056
Right-of-use assets, net	229,415		241,953
Investments in non-consolidated companies	1,024,127		957,352
Other investments	280,474		247,082
Deferred tax assets	208,788		205,590
Receivables, net	155,482	9,391,131	154,303	9,428,517
Current assets
Inventories, net	1,910,293		1,636,673
Receivables and prepayments, net	80,029		77,849
Current tax assets	159,059		136,384
Trade receivables, net	907,738		968,148
Derivative financial instruments	9,006		11,449
Other investments	649,878		872,488
Cash and cash equivalents	695,245	4,411,248	584,681	4,287,672
Total assets		13,802,379		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent		11,288,012		11,262,888
Non-controlling interests		182,131		183,585
Total equity		11,470,143		11,446,473
LIABILITIES
Non-current liabilities
Borrowings	294,649		315,739
Lease liabilities	193,161		213,848
Deferred tax liabilities	277,848		254,801
Other liabilities	231,812		245,635
Provisions	80,602	1,078,072	73,218	1,103,241
Current liabilities
Borrowings	246,440		303,268
Lease liabilities	39,437		43,495
Derivative financial instruments	4,047		3,217
Current tax liabilities	65,272		90,593
Other liabilities	202,820		202,826
Provisions	8,931		12,279
Customer advances	52,569		48,692
Trade payables	634,648	1,254,164	462,105	1,166,475
Total liabilities		2,332,236		2,269,716
Total equity and liabilities		13,802,379		13,716,189

7

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Cash flows from operating activities	Unaudited

Income (loss) for the period	100,765	(665,732)
Adjustments for:
Depreciation and amortization	144,469	166,977
Impairment charge	-	622,402
Income tax accruals less payments	12,091	86,258
Equity in earnings of non-consolidated companies	(79,141)	(1,889)
Interest accruals less payments, net	(46)	3,136
Changes in provisions	4,036	(11,490)
Changes in working capital	(83,326)	316,971
Currency translation adjustment and others	(28,354)	(555)
Net cash provided by operating activities	70,494	516,078

Cash flows from investing activities
Capital expenditures	(45,291)	(68,044)
Changes in advance to suppliers of property, plant and equipment	(3,104)	(427)
Acquisition of subsidiaries, net of cash acquired	-	(1,063,848)
Proceeds from disposal of property, plant and equipment and intangible assets	4,923	518
Changes in investments in securities	176,932	31,294
Net cash provided by (used in) investing activities	133,460	(1,100,507)

Cash flows from financing activities
Changes in non-controlling interests	-	1
Payments of lease liabilities	(15,900)	(14,961)
Proceeds from borrowings	94,605	219,158
Repayments of borrowings	(168,271)	(314,494)
Net cash (used in) financing activities	(89,566)	(110,296)

Increase (decrease) in cash and cash equivalents	114,388	(694,725)
Movement in cash and cash equivalents
At the beginning of the period	584,583	1,554,275
Effect of exchange rate changes	(3,844)	(19,686)
Increase (decrease) in cash and cash equivalents	114,388	(694,725)
	695,127	839,864

8

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
Operating income	51,591	(509,545)
Depreciation and amortization	144,469	166,977
Impairment	-	622,402
EBITDA	196,060	279,834

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and non-current investments less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Currentand Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At March 31,
	2021	2020
Cash and cash equivalents	695,245	841,722
Other current investments	649,878	174,387
Non-current investments	274,542	14,858
Derivatives hedging borrowings and investments	5,281	(61,477)
Current borrowings	(246,440)	(523,203)
Non-current borrowings	(294,649)	(175,195)
Net cash / (debt)	1,083,857	271,092

9

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
Net cash provided by operating activities	70,494	516,078
Capital expenditures	(45,291)	(68,044)
Free cash flow	25,203	448,034

10